UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

ANNOUNCES GENERAL ORDINARY SHAREHOLDERS’ MEETING1

Guadalajara, Mexico, April 2, 2007 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today the following:

As per Article 181 of the Mexican Corporations Law as well as Article 35 of the Company’s by-laws, we invite the Company’s shareholders to a General Extraordinary Shareholders’ Meeting on April 19, 2007 with the first session taking place at 12:00 pm and a second session taking place at 1:00 pm, at the following location: 400 Paseo de los Tamarindos, Building B, Colonia Bosques de las Lomas, Cuajimalpa, Mexico City, to discuss the following:

MEETING AGENDA

I.-	The following will be submitted for approval:

a)	The Chairman of the Audit Committee’s report regarding the Company’s results for the fiscal year ended December 31, 2006;

b)	The Chief Executive Officer’s report regarding the results of operation for the fiscal year ended December 31, 2006, in accordance with section XI of Mexican Securities Market Law;

c)	The Board of Directors’ comments on the Chief Executive Officer’s report;

d)

The report referred to in Article 172 of the Mexican Corporations Law concerning the results for the fiscal year ended December 31, 2006 of the Company and its Subsidiaries, these being companies of which GAP is a majority shareholder of which GAP owns over 20% of the capital stock as per the most recent statement of financial position of each such subsidiary and those companies referred to in section 3 of Article 28 of the corporate charter, which report contains the main policies and accounting criteria followed in the preparation of the financial information;

_________________________

1 The procedures described in this announcement are applicable to holders of the ordinary shares of the Company.  Holders of the Company's ADRs will be entitled to submit their votes with respect to the matters to be voted upon at the meeting in accordance with the separate procedures of the ADS depositary, the Bank of New York.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman Perera, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

e)	The external auditor’s report on the audited financial statements of the Company;

f)	Report on the operations and activities that the Board of Directors intervened in during the fiscal year ended December 31, 2006, according to Securities Market Law.

Adoption of the resolutions considered necessary as per the aforementioned reports.

II.-     Discussion, and if relevant, the approval of the allocation of earnings, and the declaration of dividends according to the policies approved by the Company.

III.-    Designation of the four members of the Board of Directors, and their respective alternates, named by series “BB” shareholders.

IV.-    Discussion, and if relevant, the acknowledgement of any shareholder or group of shareholders owning over 10% of the Series “B” shares of the Company, and the persons who, according the Article 15 of the corporate charter, have the right to propose the designation of members of the Board of Directors.

V.-      Proposal by the Nomination and Compensation Committee of the individuals that should be on the Company’s Board of Directors, and adoption of the resolutions deemed appropriate.

VI.-    Proposal, discussion, and if relevant, the approval of the number of members that shall be on the Nominations and Compensation Committee of the Company, according to Article 28 of the corporate charter, for which the Board of Directors proposes that it remain at two members and that the necessary resolutions be adopted.

VII.-   Proposal, discussion, and if relevant, the designation or ratification of the members of the Board of Directors representing the Series “B” shares who will be on the Nominations and Compensation Committee of the Company, according to Article 28 of the corporate charter.  Acknowledgement of the member of the Board representing the Series “BB” shares who will be on the Nominations and Compensation Committee.

VIII.-   The ratification, or, if necessary, removal and re-designation of the Chairman of the Company’s Audit Committee.

IX.-     Discussion, and if relevant, the approval of the repurchase of the Company’s shares via the Mexican Stock Exchange, under the terms of Article 56 of Securities Market Law, up to an amount equivalent to 5% of the Company’s capital stock.

X.-      Adoption of the resolutions deemed necessary or convenient in order to comply with any decisions made during this meeting.

As per Article 36 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one of more of the Company’s shares will be admitted into the Shareholders’ Meeting, as long as they have obtained an admission card. This registry will close three (3) days prior to the date of this meeting.

To attend the meeting, shareholders must show the admission card, which will only be issued upon request and which must be presented at least twenty-four (24) hours prior to the meeting, along with a receipt from the Corporate Secretary for the deposit of the stock certificates or shares, or a receipt of deposit of shares issued by a financial institution, credit institution, domestic or foreign, or broker, as per the Mexican Securities Law. Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated via an official letter (signed by two witnesses or as authorized by law). However, with respect to the Company’s capital stock trading on an exchange, the holder may only verify his/her identity via Company forms and that will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders.

We inform shareholders that the Secretary of the Company’s Board of Directors is Mr. Mario Roberto Martínez Guerrero, whose office is located on the 20th floor of building # 400-A, on Paseo de los Tamarindos, Colonia Bosques de las Lomas, Delegación Cuajimalpa, zip code 05120, in Mexico City, Mexico.

_____________________________

ROBERTO MARTINEZ GUERRERO

Secretary of the Board of Directors

Mexico City, April 2, 2007.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 2, 2007